[SASM&F Letterhead]

                                             September 19, 2008

Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq.

RE:	UnionBanCal Corporation Schedule 13E-3 (File No. 005-48533) filed August 29, 2008 Schedule 14D-9 (File No. 005-48533) filed August 29, 2008

Dear Mr. Duchovny:

On behalf of UnionBanCal Corporation (“UnionBanCal” or the “Company”), we hereby submit the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated September 9, 2008 (the “Comment Letter”) with respect to the above-referenced transaction statement on Schedule 13E-3 (the “Schedule 13E-3”), as filed on August 29, 2008, and the above-referenced solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”), as filed on August 29, 2008.

This letter and UnionBanCal’s Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) and Amendment No. 1 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment,” and together with the Schedule 13E-3 Amendment, the “Amendments”) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of each of the Amendments marked to indicate changes from the Schedule 13E-3 and Schedule 14D-9, as applicable.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All references to page numbers in these responses are to the pages in the marked versions of either the Schedule 13E-3 Amendment or the Schedule 14D-9 Amendment, as applicable.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

Schedule 13E-3

Item 2. Subject Company Information

1.	Please relocate the disclosure under Items 2(f) and 10(c) and Annexes I and II to the Solicitation/Recommendation Statement. See General Instruction G to Schedule 13E-3.

Response: Pursuant to the Staff’s comment, we have relocated the disclosure under Items 2(f) and 10(c) and Annexes I and II of the Schedule 13E-3 to the Schedule 14D-9 Amendment as follows:

•	Item 2(f) of Schedule 13E-3 has been relocated to “Item 6. Interest in Securities of the Subject Company—Prior Stock Purchases” on page 53 of the Schedule 14D-9 Amendment;

•	Item 10(c) of Schedule 13E-3 has been relocated to “Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses” on page 52 of the Schedule 14D-9 Amendment;

•	Annex I of Schedule 13E-3 has been relocated to “Annex I—Information Relating to Directors and Executive Officers of the Company” on pages I-1 to I-6 of the Schedule 14D-9 Amendment; and

•	Annex II of Schedule 13E-3 has been relocated to “Annex II—Security Ownership of Certain Beneficial Owners” on pages II-1 to II-2 of the Schedule 14D-9 Amendment.

Schedule 14D-9

Item 3. Past Contacts, page 2

2.	Please tell us why you need to qualify the disclosure in this section by reference to “the knowledge of the Company.” What prevents you from knowing and disclosing this information? Please delete or explain the qualifiers. Apply this comment to Item 6 also.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” on page 2 and “Item 6. Interest in Securities of the Subject Company—Certain Transactions in Securities” on page 53 of the Schedule 14D-9 Amendment to remove all references to “the knowledge of the Company”.

3.	Please disclose the date on which you entered into the Change of Control agreements described on page 6.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Executive Compensation, Employment Matters and Employment Agreements” on page 8 of the Schedule 14D-9 Amendment.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

4.	With respect to both the Bridge Award program and the Enhanced Severance Protections, disclose how you or the bidders will determine (i) eligibility for participants, (ii) the terms of each benefit grant, and (iii) whether there is going to be any maximum per person imposed on the grant of benefits. In addition, please confirm that these plans will be filed as exhibits on Edgar when they are adopted.

Response: Pursuant to the Staff’s comment and to update for subsequent events, we have revised the disclosure under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Amendments to and Certain New Compensation Arrangements” on pages 8 to 13 of the Schedule 14D-9 Amendment. Concurrently with the filing of the Schedule 14D-9 Amendment, the Company has filed the new bridge plan documents and the amendments to the existing supplemental executive retirement plans as exhibits to a Current Report on Form 8-K.

Item 4. page 12

5.	We note your disclosure here and elsewhere in the document that the company determined that the going private transaction is “fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the holders of Controlled Shares).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Response: Pursuant to the Staff’s comment, we have revised the disclosure throughout the Schedule 14D-9 Amendment on pages 17, 28, 29, 30, 31, 32, 33, 34, 35 and 36 of the Schedule 14D-9 Amendment.

6.	It is unclear whether the special committee or the board of directors based their fairness determination on the analysis and discussion of another person, including the financial advisor. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). If this is not the case, please include the disclosure required of each filing person by Item 1014 of Regulation M-A. Please revise accordingly.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee / Reasons for the Recommendation of the Board of Directors” on pages 34 to 36 of the Schedule 14D-9 Amendment.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

Background of the Offer, page 13

7.	Please describe the duties of the special committee and the scope of its authority. We note you disclose the authority to negotiate on behalf of the company “among other things.”

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer” on page 20 of the Schedule 14D-9 Amendment.

8.	Refer to the new compensation arrangements approved by the executive compensation committee on August 16, 2008. Please provide us your detailed legal analysis of the compliance with the requirements of Rule 14d-10(a)(2) in light of the payments to be effected under the agreements.

Response: Rule 14d-10(a)(2) provides that no bidder shall make a tender offer unless “[t]he consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer”.

Rule 14d-10(d)(1) states that Rule 14d-10(a)(2) “shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company”, where the amount payable under the arrangement:

•

is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental to those services); and

•	is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.

Rule 14d-10(d)(2) provides a non-exclusive safe harbor pursuant to which the requirements of Rule 14d-10(d)(1) may be satisfied “if the arrangement is approved as an employment compensation, severance or any other employee benefit arrangement solely by independent directors” according to certain procedures. Rule 14d-10(d)(2)(i) describes one such procedure where “[t]he compensation committee […] approves the arrangement, regardless of whether the subject company approves the arrangement”.

The new compensation arrangements were adopted to assure that the Company would have the continued dedication of the executives in the face of the uncertain employment prospects caused by the Offer and to diminish the distraction of the executives by virtue of these personal uncertainties so as to encourage the executives’ full attention and dedication to the Company’s interests and the amounts payable under the new compensation arrangements will therefore be paid or granted as compensation “for future services to be performed (and matters incidental to those services)”. The amount payable under the new compensation arrangements will also not be calculated based on the number of securities tendered or to be tendered in the tender offer by any security holder. Further, the Compensation Committee, which is comprised solely of independent directors, approved the new compensation arrangements in accordance with Rule 14d-10(d)(2).

As a result, the Company believes that the new compensation arrangements comply with the requirements of Rule 14d-10(a)(2).

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

Reasons for the Recommendation, page 22

9.	We note the disclosure that the special committee believed it had obtained the bidders’ “best and final offer.” Your disclosure relating to the negotiation of the transaction, however, indicates that after requesting an offer price of $79 per share and receiving the bidders’ counteroffer of $73.50 per share, the special committee did not propose a higher price to the bidders. Please revise your disclosure to address the negotiations that led the special committee to believe that the bidders had made their best and final offer or revise this section to explain further your disclosure.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer” on pages 26 and 27 of the Schedule 14D-9 Amendment.

10.	Please explain what about the “Financial and Business Information” and the current and expected conditions in the general economy and the banking industry support the fairness determination.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” on page 30 of the Schedule 14D-9 Amendment.

11.	Please explain your belief that there is “uncertainty” as to the possibility that the trading values of your common stock would approach $73.50 per share.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” on page 30 of the Schedule 14D-9 Amendment.

12.	Please explain how the “Majority of the Minority Condition” supports your fairness determination.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” on page 31 of the Schedule 14D-9 Amendment.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

13.	Please refer to the last two bullet points under the heading “Likely Effect on Market Prices of the Common Stock . . .” on page 24. Please expand the effect on these bullet points of the fact that your certificate of incorporation requires a 90% approving vote for a cash merger between the company and the bidders.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” on page 32 of the Schedule 14D-9 Amendment.

14.	Please provide the disclosure required under Instruction 2 to Item 1014 of Regulation M-A with respect to the going concern value of the company.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” on page 34 of the Schedule 14D-9 Amendment.

15.	Please also address, in an appropriate location, how any filing person relying on the Credit Suisse opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to security holders other than “BTMU and its affiliates,” rather than all security holders unaffiliated with the company.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” on page 30 of the Schedule 14D-9 Amendment.

Opinion of the Special Committee’s Financial Advisor, page 29

16.	Please revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the LTM EPS, FY2008E EPS, FY2009E EPS and book value information for the company and each comparable company that is the basis for the multiples obtained in the Selected Companies Analysis, (ii) the transaction date and data from each transaction (including the current transaction) that is the basis for the multiples obtained in the Selected Transactions Analysis and the Premiums Paid in Selected Minority Buy-Outs analysis, (iii) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, and (iv) the premiums, under the Premiums Paid Analysis, for dates comparable to the dates used in the Premiums Paid in Selected Minority Buy-Outs analysis.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Financial Forecasts Prepared by Certain Members of Management of the Company / Opinion of the Special Committee’s Financial Advisor” on pages 36 to 40 and pages 44 to 50 of the Schedule 14D-9 Amendment to provide management projections for 2011 and 2012 and the data underlying the results of the financial analyses performed by Credit Suisse.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

17.	Refer to the Discounted Cash Flow Analysis. Please explain the basis for selecting the discount rates used and rates or multiples used in calculating the terminal value.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” on pages 48 and 49 of the Schedule 14D-9 Amendment.

Credit Suisse, page 36

18.	Please provide the disclosure required by item 1015(b)(4) of Regulation M-A with respect to Credit Suisse and each of the parties listed therein. Also, revise your disclosure to remove the doubt created by your use of the phrase “may have provided other financial advice and services.” Finally, describe what services Credit Suisse has discussed with BTMU relating to Credit Suisse’s debt products.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 5. Persons/Assets Retained, Employed, Compensated or Used—Credit Suisse” on page 52 of the Schedule 14D-9 Amendment.

The Company has been advised by Credit Suisse that other than the disclosed prior engagement to advise a special committee of the board of directors of the Company, Credit Suisse does not believe that it or any of its affiliates has had a material relationship with the Company or BTMU or any of their affiliates during the past two years nor does Credit Suisse believe that any such material relationship is mutually understood to be contemplated. Credit Suisse has confirmed that the disclosed trading, custody and settlement transactions and other financial counterparty relationships with BTMU and certain of its affiliates do not constitute material relationships. Nevertheless, the relevant disclosure has been revised to clarify that such trading, custody and settlement transactions and other financial counterparty relationships were conducted in the ordinary course of business in a manner consistent with similar transactions and relationships with other financial institution counterparties. Credit Suisse also does not believe that its discussions with BTMU regarding a possible arrangement with respect to a part of Credit Suisse’s debt products business constitute a mutually contemplated material relationship. In addition, Credit Suisse has advised the Company that the services Credit Suisse has discussed with BTMU relating to Credit Suisse’s debt products do not include a possible financing of the transaction by Credit Suisse.

As a consequence of the foregoing, Credit Suisse does not believe that any further disclosure is required by Item 1015(b)(4) of Regulation M-A.

Forward-Looking Statements, page 41

19.	We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Item 8. Additional Information—Forward-Looking Statements” on page 59 of the Schedule 14D-9 Amendment.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

Other

20.	Given the foregoing comments (and revisions sought), please consider the need to redisseminate your recommendation documents to company security holders. If you determine not to redisseminate, please provide us your detailed legal analysis supporting such determination.

Response: Please be advised that the Company intends to redisseminate the Schedule 14D-9 Amendment to Company security holders.

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On behalf of the Company, we confirm that in connection with the filing of the Amendments in response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Amendments;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendments; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Daniel F. Duchovny, Esq.

Securities and Exchange Commission

September 19, 2008

Please contact the undersigned (telephone no. 212-735-2642) of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Special Committee of the Board of Directors of the Company, should you require further information or have any questions.

Sincerely,

/s/ William S. Rubenstein

William S. Rubenstein